                                                                                                                               Execution Version

Exhibit 99.1

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed

AGREEMENT WITH SHAREHOLDER

This Agreement with Shareholder (this "Agreement"), effective as of November 7, 2022 (the "Effective Date"), is entered into by and among Sphere 3D Corp., a company organized under the law of Ontario ("Sphere" or the "Company"), and Hertford Advisors Ltd., a Cayman Islands exempted company with offices at Office #122, Windward #3 Building, Regatta Office Park, West Bay Road, Grand Cayman E9 KY 1-9006 ("Hertford" and, collectively with each of the parties identified on Exhibit A attached hereto, the "Hertford Group"). The Company and Hertford are collectively referred to herein as the "Parties," and each, respectively, as a "Party." Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 13 herein.

WHEREAS, on July 31, 2021 the Company and Hertford executed that certain Purchase Agreement (the "Purchase Agreement");

WHEREAS, as of the Effective Date, Hertford beneficially owns an aggregate of 1,000 common shares of the Company (the "Common Shares") and 96,000 shares of Series H convertible preferred stock (the "Series H Preferred Shares"); and

WHEREAS, as of the date hereof, the Company and Hertford have determined to come to an agreement with respect to the nomination and election of a new independent member to the Company's board of directors (the "Board"), understandings with respect to the Purchase Agreement, certain releases and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Board Appointments and Related Agreements.

(a) New Director. The Board, and all applicable committees of the Board, shall take all necessary actions to nominate David Danziger ("Danziger"), subject only to Danziger's satisfaction of the "independent director" eligibility requirements of The Nasdaq Stock Market or any other stock exchange or marketplace on which the Common Shares are listed for trading ("Exchange Requirements"), for election by the Company's shareholders ("Shareholders") as a director of the Company at the 2022 Annual Meeting.

(i) Danziger's term as a director of the Company shall begin upon his election to the Board at the 2022 Annual Meeting and expire at the 2023 Annual Meeting or at such time Danziger ceases to hold office pursuant to section 121(1) of the OBCA (as defined below).

(ii) The Company agrees that it shall recommend and solicit proxies (without the engagement of a proxy solicitation firm) on behalf of Danziger in furtherance of his election at the 2022 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company recommends the Board's other nominees.

(iii) Subject to Section 1(c), the Company shall take all necessary and commercially reasonable actions to nominate Danziger or any Replacement (as defined below) for election by the Shareholders as a director of the Company at the 2023 Annual Meeting and will recommend and solicit proxies (without the engagement of a proxy solicitation firm) on behalf of Danziger or any Replacement in a manner no less rigorous and favorable than the manner in which the Company recommends the Board's other nominees.

(iv) Hertford hereby represents and warrants that it has designated Danziger for nomination pursuant to Section 1(a) in good faith and has no current intention to request that Danziger resign or identify a Replacement to serve as a nominee for election at the 2022 Annual Meeting.

(b) Board Policies and Procedures. Each Party acknowledges that Danziger and any Replacement (in either case, the "Hertford Nominee"), upon appointment or election to the Board, shall be subject to and governed by all of the same policies, processes, procedures, codes, rules, standards, guidelines (collectively, the "Company Policies"), Exchange Requirements and legal responsibilities and obligations applicable to all other directors of the Company. The Company agrees that upon appointment, the Hertford Nominee shall receive (i) the same benefits of director and officer insurance as all other independent directors on the Board, (ii) the same compensation for service as a director as the compensation received by other independent directors on the Board and (iii) such other benefits on the same basis as all other independent directors on the Board.

(c) Replacement Rights.  If, during the Standstill Period (as defined below), Danziger (or any Replacement) is ineligible to serve as a nominee for election at the 2022 Annual Meeting, or ceases to hold office pursuant to section 121(1) of the OBCA, then Hertford shall identify a replacement nominee (a "Replacement") who satisfies all of the Exchange Requirements and all of the director qualification criteria under applicable Canadian laws, rules and regulations, and such Replacement shall, subject to the approval (not to be unreasonably withheld) by the Nominating and Governance Committee of the Board (the "Nominating Committee"), after conducting a good faith customary due diligence process and acting consistent with its fiduciary duties, be expeditiously appointed as (i) a director and as the Hertford Nominee and (ii) a member of any committees of the Board of which the previous Hertford Nominee (the "Former Director") was a member immediately prior to such Former Director's ceasing to be a director.  In the event the Nominating Committee determines in good faith not to appoint any Replacement(s) proposed by Hertford (with such approval by the Nominating Committee not to be unreasonably withheld), Hertford shall have the right to propose additional Replacements for consideration, and the provisions of this Section 1(c) shall continue to apply. All references to "New Director," for purposes of this Agreement, shall be deemed references to the Replacement who replaces the applicable Former Director in the event that a Replacement is appointed. During the Standstill Period, any Replacement designated pursuant to this Section 1(c) replacing the Hertford Nominee prior to the mailing of the Company's management information circular for the Company's applicable annual meeting of Shareholders shall stand for election at such meeting together with the Company's other director nominees.

(d) Committees. The Company agrees that the Hertford Nominee shall be given the same due consideration for membership on committees of the Board as any other independent director.

(e) Early Termination of Nomination Rights. Hertford's rights to nominate a director of the Company under this Section 1 shall terminate upon the date that Hertford ceases to beneficially own Series H Preferred Shares entitling Hertford to acquire Common Shares issuable upon conversion of all such Series H Preferred Shares owned by Hertford, representing not less than 20% of all then outstanding Common Shares after giving effect to such conversion.

(f) Withdrawal of Nominations. Concurrently with and effective upon the execution of this Agreement, Hertford shall irrevocably withdraw or cause the irrevocable withdrawal of that certain notice of shareholder nominations submitted to the Company on October 26, 2022 and any and all related materials and notices submitted to the Company in connection therewith or related thereto, and shall not take any further action in connection with the solicitation of proxies in connection with such nominations.

2. Additional Agreements.

(a) Series H Preferred Shares.

(i) The Parties hereby acknowledge and agree that 36,000 of the Series H Preferred Shares currently beneficially owned by Hertford shall be immediately and automatically cancelled as of the Effective Date and without payment of any consideration therefor (the "Cancelled Series H Shares"), without the need of further action to be taken by any Party. The Company hereby agrees that the Cancelled Series H Shares cannot be reissued. For the avoidance of doubt, Hertford shall continue to beneficially own the remaining 60,000 Series H Preferred Shares, which shall remain subject to the terms and conditions of the Purchase Agreement, as modified by this Agreement.

(ii) The Board, and all applicable committees of the Board, shall take all necessary actions to include on the agenda for the 2022 Annual Meeting a resolution by which Shareholders would approve the issuance of the Common Shares issuable to Hertford upon the conversion of the Series H Preferred Shares (the "Series H Proposal"). The Company agrees that: (A) the Series H Proposal shall be substantially similar to the Company's prior proposals approving the issuance of Common Shares upon the conversion of the Company's other outstanding convertible preferred shares (the "Prior Convertible Proposals"), except to the extent that the Series H Proposal is inconsistent with the Company's prior public disclosures concerning the Series H Preferred Shares and to address necessary changes to reflect the terms of the Series H Preferred Shares and (B) to recommend and solicit proxies (without the engagement of a proxy solicitation firm) for the approval of the Series H Proposal at the 2022 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company recommended the Prior Convertible Proposals and in a manner consistent with the Company's prior public disclosures concerning the Series H Preferred Shares.

(iii) The Company hereby represents and warrants that as of the Effective Date and after giving effect to the cancellation of the Cancelled Series H Shares pursuant to Section 2(a)(i), the total aggregate amount of the Series H Preferred Shares issued and outstanding will be the 60,000 Series H Preferred Shares held by Hertford and there will be no other Series H Preferred Shares issued and outstanding.

(iv) Hertford shall, in making any and each request to convert any Series H Preferred Shares into Common Shares pursuant to section 5.1 of the Company's Certificate of Amendment dated October 1, 2021 (the "Articles of Amendment"), be required to represent and warrant to the Company in writing (the "Conversion Certification") that, after giving pro forma effect to such conversion, Hertford, together with any of its Affiliates and any other member of a section 13(d) "group" with Hertford, will not beneficially own in excess of the Maximum Percentage (as defined in the Articles of Amendment) of the Common Shares outstanding immediately after giving effect to such conversion. The Parties agree to work constructively and in good faith together to promptly prepare and mutually agree on the forms of the conversion request, Conversion Certification and any other required applicable documentation for the Company's transfer agent so that such Converted Common Shares (as defined herein) may be issued without a restrictive legend if and to the extent permissible under applicable securities laws and any other applicable laws, and which shall be used, as applicable, for each requested conversion of the Series H Preferred Shares; provided, however, that for the avoidance of doubt no Converted Common Shares shall be issued without a restrictive legend if doing so would violate applicable securities laws or other applicable law.

(v) Hertford hereby irrevocably and unconditionally covenants and agrees to indemnify and hold harmless (including by advancing any attorney's fees and expenses) the Company and its Representatives from and against all claims, losses, damages, expenses and costs whatsoever incurred by the Company or any of its Representatives to the extent caused by or resulting from any breach of any representation and warranty in any Conversion Certification.

(vi) The Parties acknowledge and agree that, except as supplemented by this Agreement, the terms and conditions of the Articles of Amendment creating eighth series of Preferred Stock, being the Series H Preferred Stock, shall govern the Series H Preferred Shares.

(b) Agreements with Respect to the Purchase Agreement.

(i) Leak-Out Provisions.

A. Section 7.8 of the Purchase Agreement is expressly incorporated into this Agreement as if fully set forth herein (the "Already Existing Common Shares Leak-out Provision").  The Parties acknowledge and agree that (i) the terms and conditions of the Already Existing Common Shares Leak-out Provision shall apply solely to the 4,500,000 Common Shares previously issued to Hertford pursuant to the terms and conditions of the Purchase Agreement; (ii) the permitted sale thresholds contained within the Already Existing Common Shares Leak-out Provision do not cumulate from quarter to quarter; and (iii) the Already Existing Common Shares Leak-out Provision's restrictions shall apply to each member of the Hertford Group (and their Affiliates and Representatives) regardless of which member (or their Affiliates or Representatives) holds the 4,500,000 Common Shares previously issued to Hertford pursuant to the terms and conditions of the Purchase Agreement.

B. The Parties agree that, except as set forth in this Section 2(b)(i)(B), Hertford (or any of its Affiliates, Representatives, or members of the Hertford Group or their Affiliates and Representatives) will not (1) offer, pledge, hypothecate, announce the intention to sell, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, any Common Shares issued upon the conversion of the Series H Preferred Shares (the "Converted Common Shares") or any of the Series H Preferred Shares, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares, or (4) publicly announce an intention to effect any transaction specific in clause (1), (2), or (3) above, except as follows:

(a) Commencing on the first day of the month following the 2022 Annual Meeting and terminating on December 31, 2023 (the "First Year"), Hertford shall only be permitted to: (i) convert Series H Preferred Shares in an aggregate amount up to or equal to three percent (3%) of the aggregate number of Series H Preferred Shares outstanding on the first day of each such month and (ii) sell the resulting number (and no greater number) of such Converted Common Shares within such month; provided that, if, during the First Year, the closing price for the Common Shares is greater than $2 per share (subject to adjustment to reflect any stock splits, consolidations, reclassifications, combinations or similar changes to the Common Shares or Series H Preferred Shares) for at least 15 consecutive trading days on NASDAQ (the "NASDAQ Milestone") then, in only the immediately succeeding calendar month to the calendar month in which a NASDAQ Milestone has occurred, Hertford shall only be permitted to: (x) convert Series H Preferred Shares in an aggregate amount up to or equal to five percent (5%) of the aggregate number of Series H Preferred Shares outstanding as of the first day of such month and (y) sell the resulting number (and no greater number) of such Converted Common Shares within such month.

(b) Commencing on January 1, 2024 and in each month thereafter until December 31, 2024 (the "Second Year"), Hertford shall only be permitted to: (i) convert Series H Preferred Shares in an aggregate amount equal to ten percent (10%) of the aggregate number of Series H Preferred Shares outstanding on the first day of such month and (ii) sell the resulting number (and no greater number) of Converted Common Shares within such month.

(c) The applicable monthly cap in the preceding clauses 2(b)(i)(B)(a) and 2(b)(i)(B)(b) will neither cumulate nor carryover from month to month.

(d) Notwithstanding the foregoing or anything else in this Agreement or the Purchase Agreement, on January 1, 2025 (the "Leak-Out Termination Date"), Hertford shall not be prohibited, restrained or otherwise limited from converting its Series H Preferred Share or selling any such Converted Common Stock on or after the Leak-Out Termination Date, subject to applicable laws, Exchange Requirements and the terms and conditions of the Series H Preferred Shares, as amended.

(ii) For the avoidance of doubt, any Common Shares after having been sold or otherwise transferred in accordance with the terms of Section 2(b)(i) in an open market transaction to an unaffiliated third party shall no longer be subject to the terms and conditions of Section 2(b)(i).

3. Voting.  From the Effective Date until the date that is forty-five (45) days following the conclusion of the Company's 2023 Annual Meeting (the "Standstill Period"), each member of the Hertford Group agrees that it will appear in person or by proxy at each annual or special meeting of Shareholders (including any adjournments or postponements thereof and any meetings which may be called in lieu thereof), whether such meeting is held at a physical location or virtually by means of remote communications, and will vote (or execute a consent or proxy with respect to) all Voting Securities beneficially owned by it in accordance with the Board's recommendations with respect to (a) each election of directors, any removal of directors and any replacement of directors, and (b) any other proposal to be submitted to the Shareholders by either the Company or any shareholder of the Company; provided, however, that if Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co. LLC ("GL") recommend otherwise with respect to any proposals (other than as related to the election, removal or replacement of directors), each member of the Hertford Group shall be permitted to vote in accordance with ISS's or GL's recommendation; provided, further, that each member of the Hertford Group shall be permitted to vote in its sole discretion on any special resolution in respect of any Extraordinary Transaction.

4. No Litigation and Mutual Releases.

(a) Hertford hereby covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Affiliates or Associates, or Representatives acting on its behalf or any members of the Hertford Group (or their Affiliates, Associates, or Representatives), to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding before any court or governmental, administrative or regulatory body (collectively, a "Legal Proceeding") against the Company or any of its Affiliates, Associates or Representatives; provided, however, that the foregoing shall not prevent Hertford or any of its Affiliates, Associates, or Representatives or any members of the Hertford Group (or their Affiliates, Associates, or Representatives) from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (collectively, a "Legal Requirement") in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, Hertford or any of its Affiliates, Associates or Representatives or any members of the Hertford Group (or their Affiliates, Associates, or Representatives) or (ii) the Company has Materially Breached (as defined herein) this Agreement; provided, further, that in the event that Hertford or any of its Affiliates, Associates or Representatives or any members of the Hertford Group (or their Affiliates, Associates, or Representatives) receive such Legal Requirement, Hertford shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the Company.  Notwithstanding the foregoing, nothing in this Section 4(a) shall prevent or restrict Hertford from enforcing the terms of this Agreement.

(b) The Company hereby covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Affiliates or Associates, or Representatives acting on its behalf, to, alone or in concert with others, knowingly encourage or pursue, or knowingly support or assist any other person to threaten, initiate or pursue, any Legal Proceedings against any member of the Hertford Group; provided, however, that the foregoing shall not prevent the Company or Affiliates or Associates, or Representatives acting on its behalf from responding to a Legal Requirement in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, the Company or any of its Affiliates, Associates or Representatives or (ii) any member of the Hertford Group has Materially Breached this Agreement; provided, further, that in the event that the Company or any of its Representatives receives such Legal Requirement, the Company shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to Hertford. Notwithstanding the foregoing, nothing in this Section 4(b) shall prevent or restrict the Company from enforcing the terms of this Agreement.

(c) Each member of the Hertford Group, as well as its and their respective current, former, and future Affiliates, Associates, partners, managers, affiliates, subsidiaries, parents, officers, directors, owners, representatives, agents, attorneys, trustees, successors, and assigns, as applicable (collectively, the "Hertford Releasors"), in consideration of the terms agreed to in this Agreement, hereby fully release and discharge the Company, and each of its respective Affiliates, Associates and Representatives, from all actions, liabilities, proceedings, obligations, losses, costs, expenses, incidental damages, consequential damages, fines, penalties, charges, fees, awards, attorneys' fees or expenses, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, liens, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, and/or equity, whether known or unknown, suspected or unsuspected, contingent or fixed, including but not limited to any claims related to or arising out of the Purchase Agreement, [***], the 2022 Annual Meeting or applicable U.S. or Canadian securities law, which the Hertford Releasors ever had, now have, have asserted, or could have asserted, from the beginning of time to the Effective Date (the "Hertford Released Claims").

(d) Hertford, on behalf of the Hertford Releasors, represents and warrants that the Hertford Releasors have not and will not solicit any person or entity to bring, or assist or participate in bringing, any action or proceeding, judicial or otherwise, against the Company related to or arising out of the Hertford Released Claims.

(e) By executing and delivering this Agreement, Hertford (including on behalf of the Hertford Group and their Affiliates and Representatives) represents and warrants to the Company that Hertford has all necessary power and authority to execute and deliver this Agreement (including without limitation, the releases, covenants, representations and warranties set forth in Section 4(a), (c) and (d) hereof) on behalf of, and bind, each of the Hertford Releasors and irrevocably and unconditionally covenants and agrees to indemnify and hold harmless each of the Company Releasors (as defined below) from and against all claims, losses, damages, expenses and costs whatsoever incurred by the Company Releasors or any of them resulting from any breach of such representation and warranty.

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(f) The Company, as well as its current, former, and future Affiliates, Associates, partners, managers, affiliates, subsidiaries, parents, officers, directors, owners, representatives, agents, attorneys, trustees, successors, and assigns (collectively, the "Company Releasors"), in consideration of the terms agreed to in this Agreement, hereby fully release and discharge Hertford, the Identified Parties, and each of its and their respective Affiliates, Associates and Representatives, from all actions, liabilities, proceedings, obligations, losses, costs, expenses, incidental damages, consequential damages, fines, penalties, charges, fees, awards, attorneys' fees or expenses, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, liens, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, and/or equity, whether known or unknown, suspected or unsuspected, contingent or fixed,  including but not limited to any claims related to or arising out of the Purchase Agreement, [***], the 2022 Annual Meeting or applicable U.S. or Canadian securities law, which the Company Releasors ever had, now have, have asserted, or could have asserted, from the beginning of time through the Effective Date (the "Company Released Claims").

(g) The Company, on behalf of the Company Releasors, represents and warrants that the Company Releasors has not and will not solicit any person or entity to bring, or assist or participate in bringing, any action or proceeding, judicial or otherwise, against Hertford or any of the Identified Parties related to or arising out of the Company Released Claims.

(h) By executing and delivering this Agreement, the Company (including on behalf of its Affiliates and Representatives) represents and warrants to Hertford that the Company has all necessary power and authority to execute and deliver this Agreement (including without limitation, the releases, covenants, representations and warranties set forth in Section 4(b), (f) and (g) hereof) on behalf of, and bind, each of the Company Releasors and irrevocably and unconditionally covenants and agrees to indemnify and hold harmless each of the Hertford Releasors from and against all claims, losses, damages, expenses and costs whatsoever incurred by the Hertford Releasors or any of them resulting from any breach of such representation and warranty.

(i) This Agreement is not and shall not constitute, nor be interpreted, construed, or used as evidence of, any admission of liability, wrongdoing, or fact of any kind by any party, and such liability is expressly denied by each party.  This Agreement is entered into solely to avoid the expense and inconvenience of litigating the parties' disputes.

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(j) Each of the Parties expressly waives and relinquishes all rights and benefits of Section 1542 of the Civil Code of the State of California, and any other similar statute or law of any other jurisdiction, and he, it or they do so understanding and acknowledging the significance and consequence of specifically waiving such statute or law.  Section 1542 of the Civil Code of the State of California states as follows:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

Thus, notwithstanding the provisions of such Section 1542 (or any other similar statute or law of any other jurisdiction), and to implement a full and complete release and discharge set forth in this Section 4, each of the Parties, for themselves and, as the case may be, for their releasors and releasees, expressly acknowledges that this Agreement is intended to include in its effect without limitation all claims (including without limitation claims that each of the Parties does not know or suspect to exist in his, its, or their favor at the time of signing this Agreement), and that this Agreement contemplates the extinguishment of any such claims and any such claims described in this Section 4.

For the avoidance of doubt, however, either Party may bring a suit, claim, or cause action to enforce the provisions of this Agreement.

5. Standstill.

(a) During the Standstill Period, each member of the Hertford Group agrees that it shall not, and shall cause its Affiliates and Associates not to, directly or indirectly:

(i) engage in any solicitation of proxies or consents (including, without limitation, any solicitation of consents that seek to call a special meeting of shareholders, or any action by written consent), in each case, with respect to any securities of the Company;

(ii) form, join or in any way knowingly participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) or become a joint actor with another shareholder of the Company with respect to any securities of the Company (other than a "group" or joint actors that include Affiliates or Associates of Hertford as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Hertford to join the "group" or become a joint actor following the execution of this Agreement, so long as any such Affiliate agrees to be bound in writing by the terms and conditions of this Agreement;

(iii) deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among Hertford and its Affiliates and Associates, and otherwise in accordance with this Agreement;

(iv) seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s), proxies or consents in furtherance of a "contested solicitation" for the appointment, election or removal of directors with respect to the Company or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, except as expressly permitted under Section 1;

(v) (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or through any shareholder action by written consent, (B) make any offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or knowingly publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries by such third party, or (E) call or seek to call a special meeting of shareholders, or initiate or participate in any shareholder action by written consent;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically provided in Section 1;

(vii) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders or any shareholder action by written consent, except in accordance with Section 1; or

(viii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Notwithstanding anything to the contrary contained in Section 5(a) or elsewhere in this Agreement, each member of the Hertford Group shall not be prohibited or restricted from: (A) communicating privately with the Board or any officer of the Company regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any Party; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Hertford; provided that a breach by Hertford of this Agreement is not the cause of the applicable requirement; and provided further that, unless prohibited by applicable law or legal process, Hertford shall provide prior written notice to the Company; or (C) communicating with Shareholders and others in a manner that does not otherwise violate this Agreement.

(c) Nothing in this Agreement shall limit in any respect the actions or rights of any director of the Company (including, for the avoidance of doubt, the New Director) under applicable law in his or her capacity as such. Without limitation to the foregoing, the New Director shall have the exact same (i) access to members of management as every other director and (ii) rights as every other director to access the books and records of the Company and to make information requests of management in order to facilitate these rights.

6. Representations and Warranties of the Company.  The Company represents and warrants to Hertford that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

7. Representations and Warranties of Hertford. Hertford represents and warrants to the Company that (a) this Agreement has been duly and validly authorized, executed and delivered by Hertford, and constitutes a valid and binding obligation and agreement of Hertford, enforceable against Hertford in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) the signatory for Hertford has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of Hertford, and to bind Hertford to the terms hereof and thereof, (c) the execution, delivery and performance of this Agreement by Hertford does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (d) as of the Effective Date, Hertford beneficially owns an aggregate of 1,000 Common Shares and 96,000 shares of Series H Preferred Shares.

8. Press Release.  Promptly following the execution of this Agreement, the Company and Hertford shall jointly issue a mutually agreeable press release (the "Press Release") announcing certain terms of this Agreement substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof or the Company's Affiliates, Representatives, and Associates) nor Hertford (or its Affiliates or Associates, or Representatives or any members of the Hertford Group or their Affiliates, Associates, or Representatives) shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby except as required by law or the rules of any stock exchange, or with the prior written consent of the other Party. During the Standstill Period, neither the Company nor any member of the Hertford Group shall make, or cause to be made, any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or the rules of any stock exchange.

9. Term; Termination.  The term of this Agreement shall commence on the Effective Date and shall continue until the Leak-Out Termination Date (the "Termination Date"). Hertford may earlier terminate this Agreement if the Company commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within five (5) business days after receipt by the Company from Hertford specifying the material breach, or, if impossible to cure within five (5) business days, that the Company has not taken any substantive action to cure within such five (5) business day period. The Company may earlier terminate this Agreement if Hertford commits a material breach of this Agreement that (if capable of being cured) is not cured within five (5) business days after receipt by Hertford from the Company specifying the material breach, or, if impossible to cure within five (5) business days, that Hertford has not taken any substantive action to cure within such five (5) business day period. Notwithstanding the foregoing, the provisions of Section 9 through Section 18 shall survive the termination of this Agreement. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination.

10. Expenses.  Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

11. Governing Law; Jurisdiction.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  In the event of any dispute filed in court related to this Agreement, the prevailing Party shall be entitled to recover 100% of its attorneys' fees and costs and other expenses.

12. Specific Performance.  Hertford, on one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would cause irreparable harm that could not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Hertford, on one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity, and the Moving Party shall not be required to post a bond or other collateral in connection with seeking such specific enforcement or injunctive relief.  This Section 12 is not the exclusive remedy for any violation of this Agreement.

13. Certain Definitions.  As used in this Agreement:

(a) "2022 Annual Meeting" shall mean the Company's 2022 annual and special meeting of security holders scheduled to be held on December 20, 2022, including any adjournments, postponements, reschedulings or continuations thereof;

(b) "2023 Annual Meeting" shall mean the Company's 2023 annual meeting of security holders, including any adjournments, postponements, reschedulings or continuations thereof;

(c) "Affiliate" shall mean any "Affiliate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Affiliates subsequent to the Effective Date; provided, however, that, for purposes of this Agreement, Hertford shall not be deemed an Affiliate of the Company and the Company shall not be deemed an Affiliate of Hertford;

(d) "Associate" shall mean any "Associate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Associates subsequent to the Effective Date;

(e) "beneficial owner," "beneficial ownership" and "beneficially own" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the United States Exchange Act of 1934;

(f) "business combination" has the meaning ascribed to such term in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

(g) "business day" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the Province of Ontario or the State of New York are authorized or obligated to be closed by applicable law; provided, however, that banks shall not be deemed to be authorized or obligated to be closed due to a "shelter in place," "non-essential employee" or similar closure of physical branch locations at the direction of any Governmental Authority if such banks' electronic funds transfer systems (including for wire transfers) are open for use by customers on such day;

(h) a "Change of Control" transaction shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company's then-outstanding equity securities or (ii) the Company enters into a business combination whereby immediately after the consummation of the transaction the Shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving or amalgamated entity's then-outstanding equity securities;

(i)  "Extraordinary Transaction" shall mean any business combination, financing, recapitalization, reorganization, restructuring, disposition, distribution, or other transaction with a third party that, in each case, would result in a Change of Control or require approval by a special resolution under the OBCA;

(j) "Identified Parties" shall mean those individuals and entities indicated on Exhibit A attached hereto.

(k) [***].

(l) "OBCA" means the Business Corporations Act (Ontario);

(m) "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(n) "Representative" shall mean a person's Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives;

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(o) "special resolution" has the meaning ascribed to such term in the OBCA; and

(p) "Voting Securities" means the Common Shares and any other securities of the Company entitled to vote in the election of directors.

14. Notices.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (A) upon receipt, when delivered personally; (B) one (1) business day after being sent by email; or (C) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company, to:

Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, M3C1W3, Canada

Attention: Kurt L. Kalbfleisch

E-mail:

with a copy (which shall not constitute notice) to:

Dontzin Nagy & Fleissig LLP

980 Madison Avenue

New York, NY 10075

Attention: Tibor L. Nagy, Jr.

 Gregory N. Wolfe

Facsimile:

E-mail:

and

McCarthy Tétrault LLP

421 7th Avenue SW, Suite 4000

Calgary AB T2P 4K9, Canada

Attention: Robert Richardson

 Shane D'Souza

Facsimile:

E-mail:

If to Hertford, to:

Hertford Advisors Ltd.
Suite 3204, Unit 2A 49 Market Street

PO Box 1586, Grand Cayman KY1-1201

Box N-9204, Cayman Islands
Attention: Eric Strachan
Facsimile:
Email:

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Andrew Freedman, Esq.
 Rebecca Van Derlaske, Esq.
Facsimile:
Email:

and

Wildeboer Dellelce LLP
Wildeboer Dellelce Place
Suite 800, 365 Bay Street
Toronto, Ontario M5H 2V1
Attention:        Mark Wilson, Esq.
Facsimile:
Email:

15. Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

16. Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

17. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

(a) This Agreement (including its exhibits), that certain Memorandum of Agreement dated November 7, 2022, and that certain Confirmation Letter dated November 7, 2022, contain the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Hertford. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns; provided that, the released parties described in Section 4 shall be express third party beneficiaries of Section 4 and Section 4 shall inure to the benefit of and be enforceable by those released parties. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Hertford, the prior written consent of the Company, and with respect to the Company, the prior written consent of Hertford. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities except as set forth in this Section 17(a).

(b) [***]

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18. Interpretation.  Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each of the Parties and its respective counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement. In this Agreement, unless a clear contrary intention appears, (a) the word "including" (in its various forms) means "including, without limitation;" (b) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (c) the word "or" is not exclusive; (d) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (e) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

The Company:

SPHERE 3D CORP.

By:	/s/ Patricia Trompeter
Name:	Patricia Trompeter
Title:	CEO

Signature Page to
Cooperation Agreement

Hertford:

HERTFORD ADVISORS LTD.

By:	/s/ Eric Strachan
Name:	Eric Strachan
Title:	Director

Signature Page to
Cooperation Agreement

Exhibit A

Identified Parties

[***]

[***]  = CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

Exhibit B

Press Release

Sphere 3D Corp. Announces Cancellation of 37.5% of the Outstanding Series H Preferred
Shares and Agreement with Hertford Advisors

  Cancellation of 37.5% or 36,000 of the Outstanding Series H Preferred Shares
  Nomination of David Danziger, CPA, CA, for election to the Board of Directors at Upcoming 2022 Annual and Special General Meeting
  Voting and Standstill Agreement with Hertford

TORONTO, Ontario, Canada, November [●], 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (NASDAQ: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, today announced that it has entered into an agreement (the "Agreement") with Hertford Advisors Ltd., a Cayman Islands Company ("Hertford"), with respect to the Series H Preferred Shares.

Pursuant to the Agreement, the Company has cancelled 36,000 Series H Preferred Shares1, representing 37.5% of the outstanding Series H Preferred Shares, without payment of any cash consideration.  The Series H Preferred Shares were issued to Hertford pursuant to a Purchase Agreement dated July 31, 2021. Each Series H Preferred Share is convertible into 1,000 common shares and the cancellation of 36,000 Series H Preferred Shares will significantly reduce the dilutive impact of the Series H Preferred Shares to holders of the Company's common shares.

Hertford will retain 60,000 Series H Preferred Shares, which are non-voting and do not accrue dividends.  At the Company's upcoming Annual General Meeting ("AGM") scheduled for December 20, 2022, the Company will seek shareholder approval for the conversion of the remaining 60,000 Series H Preferred Shares, subject to the terms and conditions contained in the Company's articles.

The Agreement also provides for certain resale restrictions applicable to the common shares that are issuable upon the conversion of the remaining Series H Preferred Shares during the two-year period ending on December 31, 2024, which are different from the restrictions contained in the Purchase Agreement.

Pursuant to the Agreement, and consistent with our ongoing efforts to strengthen the expertise, corporate governance, and oversight of the Company's board of directors, the Company will nominate David Danziger, CPA, CA at the AGM for election as a director. Subject to his being elected by the Company's shareholders, the Board intends to appoint Mr. Danziger as a member of its Audit Committee.  With the addition of Danziger, and the appointment of Timothy Hanley announced on May 31, 2022, the Company has completed its Board expansion to five members, consistent with the Company's announcement in April 2022.

Mr. Danziger brings approximately 42 years of experience completing significant transactions, assisting with complex accounting matters and regulatory issues as an audit partner and compliance advisor to dozens of public companies.  Mr. Danziger has served on the board of directors of various public companies in the traditional mining and fintech industries. He currently serves as a member of MNP LLP's management team in his role as Senior Vice President of Assurance.

1 Convertible into 36,000,000 common shares, representing approximately 52% of the common shares currently issued and outstanding.

In addition, pursuant to the Agreement, the Hertford and certain other persons have also agreed to abide by certain customary voting and standstill provisions for the period ending 45 days following the date of the Company's 2023 Annual General Meeting.  A copy of the Agreement will be filed on www.sedar.com.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise. The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators. Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards. For more information about the Company, please visit sphere3d.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors
Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D
Investor.relations@sphere3d.com